

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2010

via U.S. mail and facsimile

Mr. Ye Xin Zhang, Chief Executive Officer
China Green Creative, Inc.
24th Floor, Unit 03, Great China International Exchange Square
No. 1 Fuhua Rd. Futian District, Shenzhen,
Guangdong Province, China 518034

      RE: China Green Creative, Inc.
               Form 8-K Item 4.01
               Filed April 9, 2010
               Form 8-K/A Item 4.01
               Filed May 5, 2010
               File No. 333-147084

Dear Mr. Ye:

      We have completed our review of your filing and amendment and have no further comments at this time.

                         Sincerely,

                         Jenn Do
                         Staff Accountant